Filed by Research Alliance Corporation III pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Research Alliance Corporation III (File No. 001-43302)

On September 16, 2026, OHB Pediatrics Ltd., a party to the proposed transactions contemplated by the Business Combination Agreement, dated July 26, 2026, with Research Alliance Corporation III, posted the following presentation on its website:

Oak Hill Bio Corporate Presentation September 2026

Disclaimers (1 of 3) This presentation (this “Presentation”) is provided for informational purposes only. This Presentation includes information with respect to proposed transactions (“Transactions”) contemplated by the Business Combination Agreement, dated, July 26, 2026 (the “Business Combination Agreement”), entered into between Research Alliance Corporation III, a Cayman Islands exempted company (“RAC III”), OHB Pediatrics Ltd., d/b/a Oak Hill Bio, a company incorporated under the laws of England and Wales (“Oak Hill Bio” or the “Company”) and the shareholders of the Company, as well as a concurrent financing entered into in connection with the Business Combination Agreement (the proposed “PIPE Investment”). Additional Information about the Proposed Business Combination and Where to Find It The Transactions contemplated by the Business Combination Agreement will be submitted to shareholders of RAC III for their consideration. RAC III has filed a registration statement on Form S-4 (File No. 333-298537) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a prospectus and preliminary proxy statement to be distributed to RAC III’s shareholders in connection with RAC III’s solicitations of proxies from RAC III’s shareholders with respect to the proposed Transactions and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the Company’s business in connection with the completion of the proposed Transactions. After the Registration Statement has been declared effective, RAC III will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Transactions and other matters described in the Registration Statement to RAC III’s shareholders as of a record date to be established for voting on the proposed Transactions. Before making any voting or investment decision, RAC III’s shareholders, the Company’s shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by RAC III in connection with the proposed Transactions and other matters described in the Registration Statement because they contain important information about RAC III, the Company and the proposed Transactions. Shareholders may obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by RAC III with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020. Forward Looking Statements This Presentation includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates, the size and growth potential of the markets for the Company’s product candidates; financing and other business milestones; expectations regarding the timing, completion and anticipated benefits of the proposed Transactions; and other expectations relating to the proposed Transactions. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the Company’s and RAC III’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company and RAC III. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions related to special purposes acquisition companies (SPACs)) that could adversely affect the combined company or the expected benefits of the proposed Transactions; failure to realize the anticipated benefits of the proposed Transactions; risks related to the approval of the Company’s product candidates and the timing of expected regulatory and business milestones; the impact of competitive product candidates; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against RAC III or the Company related to the proposed Transactions; the effects of competition on the Company’s future business; the amount of redemption requests made by RAC III’s public shareholders. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidates; risks associated with the Company’s efforts to commercialize its product candidates; the Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property-related claims; the Company’s ability to attract and retain qualified personnel; and the Company’s ability to source the raw materials for its product candidates Additional risks related to RAC III include those factors discussed in documents RAC III has filed or will file with the SEC. You should also review the risks described in the section titled “Risk Factors” of this Presentation, and the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement.

Disclaimers (2 of 3) If any of these risks materialize or RAC III’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RAC III nor the Company presently know or that RAC III and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAC III’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. RAC III and the Company anticipate that subsequent events and developments will cause RAC III’s and the Company’s assessments to change. These forward-looking statements should not be relied upon as representing RAC III’s and the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAC III, the Company nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law. Participants in the Solicitation RAC III, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from RAC III’s shareholders with respect to the proposed Transactions and the other matters set forth in the Registration Statement. Information regarding RAC III’s directors and executive officers, and a description of their interests in RAC III is contained in the Registration Statement, RAC III’s prospectus dated May 19, 2026 on Form S-1 (333-294549), filed with the SEC pursuant to Rule 424(b)(4), in connection with RACC’s initial public offering, and its quarterly report on Form 10-Q filed with the SEC on August 12, 2026. Copies of these documents are available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Research Alliance Corporation III, 600 Fifth Avenue, 23rd Floor, New York, New York 10020. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Transactions when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above. This Presentation is not a substitute for the Registration Statement or for any other document that RAC III and the Company may file with the SEC in connection with the proposed Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by RAC III, without charge, at the SEC’s website located at www.sec.gov. No Offer or Solicitation This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Transactions or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Images This Presentation includes images and diagrams of biological mechanisms, cellular reactions, and physiological processes related to Angelman syndrome and Oak Hill Bio’s product candidates. All such images and diagrams are for illustrative purposes only. Such images and diagrams should not be relied upon or construed by investors as an indication or assurance that such biological reactions or therapeutic outcomes have already taken place or will take place in the future.

Disclaimers (3 of 3) Market Data and Other Information This Presentation discusses market trends that Oak Hill Bio’s leadership team believes will impact the development and success of Oak Hill Bio based on its understanding of the market. The information contained herein is being presented by RAC III and Oak Hill Bio and not prepared nor independently verified by the placement agents for the proposed PIPE Investment. Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and RAC III and Oak Hill Bio’s own internal estimates and research, which are derived from the respective views of internal sources as well as independent sources. None of Oak Hill Bio or RAC III has independently verified the data obtained from third-party sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while RAC III and Oak Hill Bio believe their internal research is reliable and included this in good faith, such research has not been verified by any independent source and RAC III and Oak Hill Bio cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with RAC III and Oak Hill Bio. Neither RAC III nor Oak Hill Bio assume any obligation whatsoever to update the information in this Presentation. Trademarks This Presentation Contains trademarks, service marks, trade names, and copyrights of RAC III, Oak Hill Bio, and other companies which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with RAC III or Oak Hill Bio, an endorsement or sponsorship by or of RAC III or Oak Hill Bio or a guarantee that RAC III or Oak Hill Bio will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that RAC III or Oak Hill Bio will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Rugonersen is a potential best-in-class Phase 3 antisense oligonucleotide (ASO) in development for Angelman syndrome (AS) Licensed from Roche in Feb 2025 Several former members of the rugonersen program have joined OHB to lead further development The proposed business combination and concurrent financing is expected to fund rugonersen through NDA filing in 2H 2029 Oak Hill Bio overview Building a unique rare disease therapeutics platform Rare disease biotech focused on finding and developing promising drugs deprioritized by pharma Our Key Criterion for Drug Identification Compelling preclinical and clinical data supporting well-established mechanism Higher Probability of Success Single trial with established endpoints Clearer Path to Approval Attractive license terms, limited development cost, and attractive end market Higher Return on Investment Our Lead Drug Candidate: Rugonersen

Transaction Overview

Pro Forma Valuation & Ownership *(In Millions, Except per Share Values)*

Transaction Overview

- Research Alliance Corporation III to combine with Oak Hill Bio (OHB) at $160 million pre-money equity value[(1)]
- In connection with the transaction, OHB to raise $100 million of financing, including $45 million from the RACC Sponsor, RA Capital[(2)]
- Any redemptions from the RACC Trust Account will be backstopped on a dollar-for-dollar basis by the RACC Sponsor, RA Capital
- Combined company to be called Oak Hill Bio Inc, and trade on Nasdaq under the ticker OAKH
- Placement agents: Leerink Partners, UBS, Wells Fargo, LifeSci Capital

Components of Pro Forma Equity Value	
Target Rollover Equity[(1)]	$160
RACC Sponsor Equity[(3)]	16
RACC Public Shareholder Equity[(4)]	75
PIPE Purchaser Equity[(5)]	102
Total Equity Value	**$353**

Pro Forma Cash Summary	
Estimated OHB Cash at Close[(6)]	($2)
Cash from PIPE Financing[(2)]	100
RACC Cash at Close[(7)]	77
Estimated Transaction Expenses[(8)]	(15)
Total	**$160**

Illustrative Pro Forma Valuation	
Share Price[(9)]	$10.00
Pro Forma Shares Outstanding[(10)]	35.279
Equity Value	**$353**
Plus: Debt	–
Less: Pro Forma Cash	(160)
Enterprise Value	**$193**

Pro Forma Ownership (Assuming No Redemptions)[(10)]



5%
29%
45%
21%
OHB Rollover Equity
RACC Public Shareholders
PIPE Purchaser Equity
RACC Sponsor Equity

1. *Pre-money equity value of $160 million represents OHB's fully diluted equity value, inclusive of Roche's equity interest granted in conjunction with OHB's licensing of rugonersen.*
2. *Includes proceeds from the RACC Sponsor's $45 million SAFE financing received at announcement of the transaction and $55 million from the PIPE financing concurrent with the closing of the transaction, both priced at $10.00 per share.*
3. *Includes 1.324 million RACC founder shares and 275,000 RACC private placement shares purchased concurrently with the RACC IPO at $10.00 per share.*
4. *Reflects 7.500 million shares held by public RACC shareholders. The RACC Sponsor has agreed to backstop potential redemptions from the RACC Trust Account by purchasing up to $75 million of RACC Class A ordinary shares, or, at its election, pre-funded warrants exercisable for RACC Class A ordinary shares, at $10.00 per share on a dollar-for-dollar basis.*
5. *Includes 4.500 million shares held by the RACC Sponsor that converted into shares of the combined company upon closing of the transaction, including 180,000 shares issued in respect of estimated PIK interest on the SAFE financing accrued at 8.00% per annum until closing, and 5.500 million shares issued in connection with the PIPE financing concurrent with the transaction closing.*
6. *OHB estimated cash at close, assuming a 12/31/26 close date, which excludes proceeds received from the SAFE financing.*
7. *Reflects $75 million held in the RACC Trust Account as of May 31, 2026, and $2 million of interest earned on funds held in RACC's trust account at a rate of 3.75% per annum, assuming no redemptions. The actual amount of cash in the RACC Trust Account is subject to change depending on actual interest earned. The RACC Sponsor has agreed to backstop potential redemptions from the RACC Trust Account by purchasing up to $75 million of RACC Class A ordinary shares, or, at its election, pre-funded warrants exercisable for RACC Class A ordinary shares, at $10.00 per share on a dollar-for-dollar basis.*
8. *Transaction fees include deferred underwriting fee, PIPE placement agent fee, and estimated expenses, including legal and accounting fees.*
9. *Share price is illustrative. To equal the estimated RACC redemption price at closing.*
10. *Calculated on a fully diluted basis. Share count includes 16.000 million OHB rollover equity shares, 7.500 million RACC shares held by RACC public shareholders, 1.599 million shares held by the RACC Sponsor and RACC's independent directors prior to the merger close, 4.680 million shares issued to the RACC Sponsor upon conversion of the $45 million SAFE financing, plus estimated PIK interest at closing, and 5.500 million shares issued in the concurrent PIPE financing. Excludes 15% unallocated ESOP.*

CORPORATE

6

Josh Distler, JD Chief Executive Officer Sharon Morriss, PhD Chief Operating Officer Ike Greenstein, MBA Chief Financial Officer Oak Hill Bio management team Experienced investors, rare disease drug developers, and veteran rugonersen program leaders Finance and Investment Expertise Senior Equity Analyst at Athanor Capital + additional key members of ex-Roche program team leading rugonersen development Brenda Vincenzi, MD Chief Medical Officer Former SVP, Clinical Development at Lung Therapeutics Former SVP, Clinical Development Operations at Apellis Pharmaceuticals Former COO of Global Private Investing at D.E. Shaw & Co Former Board member at Schrödinger Former COO of Attenuon, LLC Former Global Development Leader for rugonersen at Roche Executive Medical Director at Uniqure Ike Greenstein is expected to be appointed Chief Financial Officer in connection with the proposed transaction. He is currently Chief Business Officer. (1)

~30,000 diagnosed patients Highly potent compound Supported by broad data package Targeting core of well-understood biology Rugonersen Potential best-in-class antisense oligonucleotide for Angelman syndrome for potential first disease-modifying therapy Strong preclinical and clinical biodistribution, biomarker and functional outcome data Consistent results showing potentially differentiated profile In U.S. and EU5 requiring lifetime care Oak Hill Bio

Rugonersen targets well-understood biology of Angelman syndrome, a devastating neurodevelopmental disorder

Large unmet need and devastating disease…

- Incidence: ~1 in 12,000-20,000 births; ~30,000 diagnosed patients in US and EU5
- Severe mental and physical impairments requiring lifetime care
- No disease modifying treatments; estimated $4-5 billion market opportunity

… whose biology is addressed by rugonersen…

- UBE3A is paternally silenced in neurons
- Lack of UBE3A protein from deletion or mutation of maternal UBE3A gene causes Angelman syndrome
- Rugonersen, an ASO, unsilences paternal allele which leads to expression of UBE3A

…with broad preclinical data showing that restoration of UBE3A improves functional outcomes

- Recovery demonstrated in shift towards wild type (below)



WT;Cre+
Ube3a Stop/+;Cre-
Ube3a Stop/+;Cre+
Rotarod
Latency (s)
Days
Marble burying
No. of unburied marbles
Open Field
Path length (m)
Nest Building
Used nesting (%)
Forced Swim
Floating time (%)
Epilepsy
Mice with seizures (%)
Recovery reflected by shift toward wt (black)
AS phenotype (red)

"Normal" phenotype Angelman syndrome With rugonersen



Maternal
Paternal
UBE3A
Long non-coding antisense RNA (UBE3A-ATS)
STOP
UBE3A protein Expressed only from maternal allele in neurons
Paternal UBE3A gene silenced by the UBE3A-ATS
Maternal
Paternal
Long non-coding antisense RNA (UBE3A-ATS)
STOP
No UBE3A protein in neurons due to defects* in the maternal allele and silenced paternal allele
Maternal
Paternal
Long non-coding antisense RNA (UBE3A-ATS)
GO
Paternal allele activated, UBE3A protein restored in neurons

Source: Meng et al, Nature (2014); Silva-Santos et al, Journal of Clinical Investigation (2015); Rotaru et al, Journal of Neuroscience (2018)

RUGONERSEN
9

Rugonersen potently restored UBE3A expression in primates; GTX-102 (Ultragenyx) had modest effects

Rugonersen durably induced full paternal allele production of UBE3A protein in primates

Rugonersen	
UBE3A protein expression increase	~100%
NHP dosage	24mg
Approximate human equivalent Phase 3 dosage	2x
Phase 3 dosage	120mg
Duration of response (time after last dose)	85 days




UBE3A-ATS
UBE3A-Sense
UBE3A protein
Days
Full paternal allele production
Baseline maternal allele production

- Single IT dose (24mg) resulted in durable effects: nearly complete ATS knockdown, mRNA increase, and protein increase from 100% to 200% (in WT animal, equivalent to 0% to 100% protein in an animal with AS)

GTX-102 induced short-term, partial paternal allele production of UBE3A protein in primates

GTX-102	
UBE3A protein expression increase	41%
NHP dosage	15mg (3x 5mg Q2W)
Approximate human equivalent Phase 3 dose	10.7-11.8x
Phase 3 dosage	14mg
Duration of response (time after last dose)	7 days


H
UBE3A
*
2.0
1.5
1.0
0.5
0.0
Relative protein level
Motor cortex
Control
4.4.PS.L
(GTX-102)



- GTX-102 produced a 41% increase after multiple doses
- Ionis could not perform similar non-human primate experiments as their compound does not cross react with the NHP sequence

Note: Not a head-to-head study. Presentation describes results from two published preclinical studies.
Sources: Jagasia et al. Nucleic Acids Research (2025). https://academic.oup.com/nar/article/53/16/gkaf851/8244593; Dindot, S. V. *et al.* *Science Translational Medicine* (2023)
– NHP scaling for human equivalent dose: 10-11x

RUGONERSEN
10

Rugonersen most potently restored UBE3A *in vitro* and *in vivo* versus other Phase 3 ASOs in development for Angelman syndrome

In Vitro

Head-to-head comparison using neurons differentiated from engineered stem cells modeling an individual with Angelman syndrome deletion

Rugonersen was 20-100 fold more potent at inducing UBE3A protein



Rugonersen
ION582
GTX-102
UBE3A Protein (% of Max)
125
100
75
50
25
0
50% Induction
0.0001
0.001
0.01
0.1
1
10
100
ASO μM

- *Similar in vitro and in vivo potency data generated by independent academic group*
- Rugonersen most potently knocks down ATS. Those benefits compound to 20-100 fold potency advantage for protein induction, setting rugonersen up for substantial outperformance

In Vivo

Transgenic mouse incorporates 70kb human UBE3A-ATS that covers binding site for all Phase 3 ASOs

Induction of UBE3A protein with rugonersen achieved 70% increase vs. control



ICV doses in ug



% increase vs. control
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
25
50
75
75
225
675
25
75
225
GTX-102
ION582
Rugonersen
Approx Phase 3 dose equivalent

- GTX-102 was dose limited to 75ug and gave <u>minimal</u> induction of UBE3A mRNA or protein at clinically-relevant dose, despite reducing ATS
- ION582 dose was increased to 675ug due to lower potency of 2'MOE backbone, but 75ug dose of rugonersen performs roughly in-line with 675ug of Ionis

We believe rugonersen is the most potent ASO in Phase 3 development for Angelman syndrome

RUGONERSEN

Source: Internal data from a head-to-head study conducted by Roche. Sequences for Phase 3 ASOs based on public information. *In vivo* data shown for hippocampus.

11

TANGELO Phase 1 trial supports disease modifying potential and enabled direct entry to Phase 3

Population	Children with Angelman Syndrome age 1-12 years
Operational	12 sites in US, Italy, Spain, Netherlands
Design	Open label, adaptive, N=61, Multiple Ascending Dose (MAD), Bridging Dose (BD), Long-Term Extension (LTE) Optional Open-label Extension (OOE)
Objectives	Safety / tolerability, PK
Exploratory	PD and efficacy, including: EEG δ-power & functional outcomes like Bayley (BSID), Vineland



TANGELO
MAD
BD
LTE
OOE
A4
B4
A3
B3
A2
B2
A1
B1
BD
BD
BD
EA3/EB3 Q24w-180mg
EA2/EB2 Q16w-120mg
EA1/EB1 Q16w-60mg
OOE Q16w-120mg
6-180 mg Q4W/Q8W

A cohort: 5-12 years old
B cohort: 1-4 years old


nature medicine

Article

The *UBE3A*-ATS antisense oligonucleotide rugonersen in children with Angelman syndrome: a phase 1 trial

TANGELO yielded positive findings on safety and efficacy

Note: Phase 1 study conducted by Roche; PK = Pharmacokinetic; PD = Pharmacodynamic; EEG = Electroencephalography
Source: https://clinicaltrials.gov/study/NCT04428281. Roche sponsored the TANGELO trial and led the publication of the data. Hipp J et al. Nature Medicine (2025).

RUGONERSEN
12

EEG δ-power is a key biomarker correlated with clinical outcomes in individuals with Angelman syndrome

EEG δ-power is elevated in AS patients...


EEG of a typical developing child
(66 month)
Electrode
Time (s)


EEG of a child with Angelman syndrome
(59 month, deletion class 2)
Electrode
Time (s)

Characteristic EEG phenotype

- Excess EEG δ-power (~2-4 Hz) in all AS genotypes reflects impaired brain function
- Robust (reproduced in different datasets / high test-retest reliability); high effect size that persists across age
- Regarded as key candidate biomarker for clinical development by research community


AS EEG phenotype
(~1000% more power in δ-frequency range)
δ
AS, n=58(79)
TD, n=48
Frequency (Hz)
Frohlich et al., Biol Psych, 2019

...and is the leading biomarker to predict clinical outcomes


Correlation Coefficient
EEG δ Pow - Clinical Score
Mean
Cognitive
Expressive Com.
Receptive Com.
Fine Motor
Gross Motor
Bayley-3


Bayley Cognitive Score
Delta power [OP channels: uncleaned]

EEG δ-power correlates with symptom severity

- Worse EEG phenotype correlates with poorer clinical scores as measured by BSID (rugonersen primary endpoint);
- Both cross-sectional and longitudinal correlations (corrected for aging; longitudinal correlations on timescale >>1 year)
- reproduced by two groups independently (MGH/Harvard; Roche)





Sources: Hipp, J. Et al Electrophysiological Abnormalities in Angelman Syndrome Correlate With Symptom Severity. Biological Psychiatry Global Open Science (2021); Ostrowski, L. M. et al. Delta power robustly predicts cognitive function in Angelman syndrome. Annals of Clinical and Translational Neurology 8, 1433–1445 (2021).

RUGONERSEN

13

Rugonersen reduced EEG δ-power in the TANGELO clinical study

Rugonersen reduced EEG δ-power after only 2-3 doses...



δ-band
Baseline
Day 100
Natural History
Controls
EEG power (µV²/oct)
Day 100
(n=46)
Frequency (Hz)
30
25
20
15
10
5
1
2
4
8
16
32

...in a dose-dependent manner...



r=-0.59
p=1.2·10-5
Day 100
Age: 5.3 y
EEG δ-power change to baseline (dB)
A-Cohort
B-Cohort
(n=46)
Cumulative Dose (mg)
6
4
2
0
-2
-4
-6
-8
-10
0
100
200
300
400

...but effect wore off after dosing stopped



Bln
Day 55
(n=46)
Day 100
(n=46)
Day 224
(n=46)
EEG δ-power change from baseline (%)
90% CI
TANGELO
NH Reference
MAD Dose
10
0
-10
-20
-30
-40
-50

- **EEG shows significant improvement even by day 100**
- **Greater cumulative dose was associated with greater reductions in EEG δ-power**
- Effect weaker at Day 224 (~6 months from last dose in MAD) vs. Day 100 (1.5 months) likely due to wearing off

"Using the NH data derived slope between EEG δ-power and BSID, we converted EEG δ-power changes observed within this study to changes in BSID scores...The magnitude of these estimates for the largest EEG δ-power changes in the MAD is above what we estimated to be a minimal clinically important group difference"
– Hipp et al, *Nature Medicine* 2025



Sources: Hipp, J. Et al Electrophysiological Abnormalities in Angelman Syndrome Correlate With Symptom Severity. Biological Psychiatry Global Open Science (2021); Ostrowski, L. M. et al. Delta power robustly predicts cognitive function in Angelman syndrome. Annals of Clinical and Translational Neurology 8, 1433–1445 (2021). Hipp J et al. Nature Medicine (2025)

RUGONERSEN
14

Rugonersen demonstrated improvement in clinical scales in the multiple ascending dose (MAD) portion

- In TANGELO, **rugonersen delivered improvement, beyond that expected based on natural history, in 9 out of 10 BSID (v3) and VABS domains**
- Same domains on BSID (v4) will be used for approval and are considered key metrics of improvement for AS patients
- Across all doses, the MAD demonstrated strong results particularly on cognition and communication, which are considered most important to caregivers
- Primary endpoint for Phase 3 is cognition and/or expressive communication, the two primaries used by Ionis and Ultragenyx



a
BSID
Change from Bln (GSV)
Cognition
Receptive Comm.
Expressive Comm.
Fine Motor
Gross Motor
TANGELO
NH reference
90% CI
Bln Day100 Day224
b
VABS
Change from Bln (GSV)
DLS Personal
Receptive Comm.
Expressive Comm.
Fine Motor
Gross Motor
c
SAS-CGI-C
Frequency (%)
Day 100 (n=47)
Day 224 (n=43)
Seizures
Sleep
Malad. behav.
Expr. comm.
Fine Motor
Gross Motor
Cognitive
Dis
Overall
Very much worse
Much worse
Minimally worse
No change
Minimally improved
Much improved
Very much improved
Phase 3 Primaries

Note: LS means; linear models for each time-point: yΔNHT~1+yΔNHBln, with y being the clinical scale of interest, yΔNH being the deviation from the natural history model prediction matched for age and genotype, and T and Bln indicating the timepoint of interest (day 100, 224) and the pre-treatment baseline. All covariates were mean centered.
Source: Hipp J et al. Nature Medicine (2025)

RUGONERSEN
15

Rugonersen demonstrated improvement in clinical scales in long-term extension (LTE) portion of the TANGELO study

Bayley Scales of Infant and Toddler Development – Third edition (BSID-III)


Cognition
Receptive Comm.
Expressive Comm.
Fine Motor
Gross Motor
Change from Bln (GSV)
35
30
25
20
15
10
5
0
-5
LTE1 LTE2 LTE3 LTE2-3
n=50 n=46 n=37 n=47
n=50 n=48 n=39 n=49
n=51 n=49 n=40 n=50
n=51 n=49 n=39 n=49
n=50 n=49 n=38 n=49
TANGELO
NH reference
Phase 3 Primaries

Vineland Adaptive Behavior Scales – Third edition (VABS-III)


DLS Personal
Receptive Comm.
Expressive Comm.
Fine Motor
Gross Motor
TANGELO
NH reference
90% CI
Change from Bln (GSV)
10
5
0
LTE1 LTE2 LTE3 LTE2-3
n=51 n=48 n=39 n=52
n=51 n=47 n=38 n=51
n=51 n=47 n=40 n=52
n=51 n=46 n=39 n=50
n=51 n=45 n=37 n=49

- Including all LTE patients and dose levels, **rugonersen delivered improvements above natural history expectation in 10 out of 10 domains**
- Consistent efficacy shown on Bayley and Vineland, especially Cognition and Expressive Communication
- Results may be more pronounced in Phase 3 due to: shortening dose interval, testing endpoints at peak activity rather than after significant wearing off, eliminating dose interruptions, and using Bayley-4 endpoints which are more sensitive to change

Note: LS means; linear models for each time-point: yΔNHT~1+yΔNHBln, with y being the clinical scale of interest, yΔNH being the deviation from the natural history model prediction matched for age and genotype, and T and Bln indicating the timepoint of interest and the pre-treatment baseline. All covariates were mean centered.
Source: Hipp J et al. Nature Medicine (2025)

RUGONERSEN
16

BEACON Phase 3 trial design 120mg Q12W Sham 56wk Primary: BSID-4 Raw Cognition or Expressive Communication Open Label Extension 0w 36w 12w 24w 48w 56w DESIGN A global, sham-controlled, 1:1 randomized, double-blind study evaluating rugonersen Deletion and mutation genotypes Stratification by deletion/mutation, age Primary outcome measure: Improvement in BSID-4 Raw Cognition or Expressive Communication MILESTONES First patient dosed: July 2026 Topline data: Early 2029 Sham-controlled trial N=165, ages 1-50 Primary analysis: N=135, ages 1-17 ✔

Large market potential, supported by analyst research

- Sell-side forecasts for Angelman syndrome reinforce multi-billion-dollar market potential
- Chronic treatment, high disease severity, and high expected propensity to prescribe support large opportunity; increased testing and earlier diagnosis can increase opportunity over time
- Comparable rare disease markets show multi-billion-dollar revenue potential, strategic value and room for multiple winners

Attractive Underlying Market

Category	Value
Estimated Prevalence	~15k U.S., ~15k EU5 (~60-100k in key markets)
Estimated Market Opportunity(1)	~$4-5bn
Other	Lifetime treatment; heavily concentrated in centers of excellence

Select Rare Disease Benchmarks

Indication	Prevalence	Est. Market Opportunity(2)	Notable Acquisitions(4)
Prader-Willi Syndrome	~9k (U.S.); ~25k (MM)	>$2bn	Neurocrine / Soleno: $2.9bn
Friedreich's Ataxia	~5k (U.S.); ~15-25k (MM)	>$1bn	Biogen / Reata: $7.5bn
Dravet Syndrome	~13-16k (U.S.); ~38k (MM)	~$4bn	UCB / Zogenix: up to ~$1.9bn
Spinal Muscular Atrophy	~10k (U.S.); ~20k (MM)	~$5bn(3)	Novartis / AveXis: ~$8.7bn

(1) Market opportunity in U.S. and EU markets
(2) Represents 2025 to 2030E product revenue.
(3) Represents FY 2025 product revenue for Biogen's Spinraza ($1.5bn), Roche's Evrysdi ($2.2bn), and Novartis' Zolgensma ($1.2bn)
(4) Acquisition amounts represent total equity value
Note: MM indicates major markets in the U.S. and EU
Sources: Company websites and press releases; academic journals, select equity research reports

RUGONERSEN 18

~30,000 diagnosed patients Highly potent compound Supported by broad data package Targeting core of well-understood biology Rugonersen Potential best-in-class antisense oligonucleotide for Angelman syndrome for potential first disease-modifying therapy Strong preclinical and clinical biodistribution, biomarker and functional outcome data Consistent results showing potentially differentiated profile In U.S. and EU5 requiring lifetime care Oak Hill Bio

Risk Factors (1 of 7) Certain factors may have a material adverse effect on Oak Hill Bio’s business, financial condition and results of operations. The risks and uncertainties described below are not the only ones it and the post-business combination public company will face. Additional risks and uncertainties that it is unaware of, or that it currently believes are not material, may also become important factors that adversely affect its business. If any of the following risks actually occur, Oak Hill Bio’s business, financial condition, results of operations and future prospects could be adversely affected. In that event, you could lose all or part of your investment. All references in this section to “we”, “our” or “us” refer both to the business of OHB Pediatrics Ltd (“Oak Hill Bio”) prior to the consummation of the proposed business combination and to the business of the post-business combination public company and its subsidiaries, as applicable. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Oak Hill Bio and Research Alliance Corporation III (“RAC III”) or otherwise with respect to Oak Hill Bio and RAC III, with the Securities and Exchange Commission (the “SEC”), including the documents filed or furnished in connection with the proposed transactions between Oak Hill Bio and RAC III. The risks presented in such filings may differ significantly from and be more extensive than those presented below. Risks Related to Oak Hill Bio’s Financial Position and Need for Additional Capital Oak Hill Bio is substantially dependent on the success of rugonersen, its current sole product candidate. If Oak Hill Bio is unable to complete development of, obtain approval for and commercialize rugonersen or any future product candidate it may develop in a timely manner or at all, its business will be harmed. Oak Hill Bio has incurred significant losses since inception, has no products approved for sale, only has one product candidate and expects to incur losses for the foreseeable future. To become and remain profitable, Oak Hill Bio must succeed in identifying, acquiring, developing, and obtaining the necessary regulatory approvals for products or product candidates that generate significant revenue, either through commercialization or out licensing. Oak Hill Bio will need substantial additional funding to advance its current and future product candidates, including rugonersen. If Oak Hill Bio is unable to obtain substantial additional funding when needed, it could be forced to delay, scale back or discontinue its product development programs or future commercialization efforts. Oak Hill Bio’s limited operating history may make it difficult for you to evaluate the success of Oak Hill Bio’s business to date and to assess Oak Hill Bio’s future viability. Risks Related to Oak Hill Bio’s Discovery, Development, Preclinical and Clinical Testing If Oak Hill Bio is unable to advance rugonersen or any other product candidates through preclinical studies and clinical trials, obtain marketing approval and ultimately commercialize them, or experiences significant delays in doing so, Oak Hill Bio’s business will be materially harmed. Oak Hill Bio’s ability to complete clinical trials may be adversely impacted if it experiences delays or difficulties in the enrollment of patients in clinical trials. Oak Hill Bio may not be successful in its efforts to identify, discover or develop potential product candidates. Drug development is a lengthy and expensive process, and preclinical and clinical testing is uncertain as to the outcome. Oak Hill Bio may encounter substantial delays in the commencement, enrollment or completion of its clinical trials and may never advance to clinical trials, or it may fail to demonstrate safety and effectiveness to the satisfaction of applicable regulatory authorities, which could prevent it from advancing or commercializing its product candidates on a timely basis, if at all. The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of future results or the success of later preclinical studies and clinical trials. Interim, initial, “topline” and preliminary data from Oak Hill Bio’s preclinical studies or clinical trials that Oak Hill Bio announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. If rugonersen or any of Oak Hill Bio’s future product candidates cause undesirable side effects or have other unexpected adverse properties, such side effects or properties could delay or prevent the initiation or completion of clinical trials, preclude or delay regulatory approval, limit the commercial potential of such candidate or result in significant negative consequences following any potential marketing approval. Oak Hill Bio may expend its limited resources to pursue a particular program, product candidate or indication and fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of success. The increasing use of social media platforms presents new risks and challenges. Clinical trial and product liability lawsuits against Oak Hill Bio could divert Oak Hill Bio’s resources, cause Oak Hill Bio to incur substantial liabilities and limit commercialization of Oak Hill Bio’s product candidates. Oak Hill Bio may conduct certain clinical trials for its product candidates outside of the United States. However, the FDA and comparable foreign regulatory authorities may not accept data from such trials, in which case Oak Hill Bio’s development plans will be delayed, which could materially harm Oak Hill Bio’s business.

Risk Factors (2 of 7) Risks Related to Oak Hill Bio’s Dependence on Third Parties Oak Hill Bio relies, and expects to continue to rely, on third parties to conduct some or all aspects of Oak Hill Bio’s product manufacturing, research and preclinical and clinical testing, and these third parties may not perform satisfactorily. If Oak Hill Bio needs to replace one or more of these third parties, its development plans may be significantly delayed and it may expend more funds than currently planned. Oak Hill Bio currently depends on a small number of third-party suppliers to supply the product candidates that it is evaluating in its research and development programs. The loss of these or future third-party suppliers, or their inability to provide Oak Hill Bio with sufficient supply, could harm Oak Hill Bio’s business. Oak Hill Bio is dependent on single-source suppliers for some of the components and materials used in its product candidates. Oak Hill Bio currently intends to commercialize rugonersen independently, if approved, although it may seek to establish collaborations with third parties for commercialization in certain geographies or indications. Oak Hill Bio has no experience as a company in commercializing products, and there can be no assurance that it will be able to do so successfully. Oak Hill Bio may enter into collaborations with third parties for the research, development and commercialization of certain of its product candidates. If any such collaborations are not successful, Oak Hill Bio may not be able to capitalize on the market potential of those product candidates. If conflicts arise between Oak Hill Bio and its potential collaborators, these parties may act in a manner adverse to Oak Hill Bio and could limit its ability to implement its strategies. Oak Hill Bio is dependent on third-party vendors to provide certain licenses, products and services, and its business and operations, including clinical trials, could be disrupted by any problems with its significant third-party vendors. Risks Related to Oak Hill Bio’s Regulatory Approval and Other Regulatory and Legal Compliance Matters Oak Hill Bio has not yet completed any clinical trials and may be unable to do so for rugonersen or any future product candidates. Even if Oak Hill Bio completes the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent Oak Hill Bio from obtaining approvals for the commercialization of its product candidates. If Oak Hill Bio is not able to obtain, or if there are delays in obtaining, required regulatory approvals, Oak Hill Bio will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired. Obtaining and maintaining marketing approval or commercialization of Oak Hill Bio’s product candidates in the United States does not mean that Oak Hill Bio will be successful in obtaining marketing approval of its product candidates in other jurisdictions. Failure to obtain marketing approval in foreign jurisdictions would prevent Oak Hill Bio’s product candidates from being marketed in such jurisdictions, which, in turn, would materially impair Oak Hill Bio’s ability to generate revenue. Oak Hill Bio may seek one or more designations or expedited programs for one or more of its product candidates, but it might not receive such designations or be allowed to proceed on expedited program pathways, and even if it does and proceeds on such expedited program pathways in the future, such designations or expedited programs may not lead to a faster development or regulatory review or approval process, and each designation does not increase the likelihood that any of Oak Hill Bio’s product candidates will receive marketing approval in the United States. Oak Hill Bio has obtained orphan drug designation for rugonersen and may pursue a similar strategy for future product candidates, and it may not be able to obtain such designation or obtain or maintain the benefits of such designation including orphan drug exclusivity, and even if it does, that exclusivity may not prevent regulatory authorities from approving other competing products. A marketing application for a product candidate with rare pediatric disease designation, or RPDD, if approved, may not meet the eligibility criteria for a Priority Review Voucher, or PRV, or the RPDD program may sunset before the FDA is able to consider eligibility for a voucher. Oak Hill Bio may also in the future seek approval from the FDA or comparable foreign regulatory authorities for its current or future product candidates, where applicable, under the accelerated approval pathways. Oak Hill Bio may fail to obtain approval under such accelerated approval pathways. Moreover, these pathways may not lead to a faster development, regulatory review or approval process and do not increase the likelihood that Oak Hill Bio’s product candidates will receive marketing approval. Even if Oak Hill Bio receives regulatory approval for any of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Oak Hill Bio’s product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, Oak Hill Bio may be subject to penalties or other enforcement action if Oak Hill Bio fails to comply with regulatory requirements. Any product candidate for which Oak Hill Bio obtains marketing approval will be subject to restrictions, such as the laws and regulations prohibiting the promotion of off-label uses, or may need to be withdrawn from the market, and Oak Hill Bio may be subject to substantial penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its medicines, when and if any of them are approved. Oak Hill Bio and its contract manufacturers are subject to significant regulation. The manufacturing facilities on which Oak Hill Bio rely may not continue to meet regulatory requirements, which could materially harm Oak Hill Bio’s business.

Risk Factors (3 of 7) Risks Related to Oak Hill Bio’s Regulatory Approval and Other Regulatory and Legal Compliance Matters (cont.) If Oak Hill Bio or any contract manufacturers and suppliers Oak Hill Bio engages fail to comply with environmental, health, and safety laws and regulations, Oak Hill Bio could become subject to fines or penalties or incur significant costs. Shutdowns or disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact Oak Hill Bio’s business. Oak Hill Bio’s relationships with healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose Oak Hill Bio to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings. Healthcare legislative reform discourse and potential or enacted measures may increase the difficulty and cost for Oak Hill Bio and any future collaborators to obtain marketing approval of and commercialize its product candidates and affect the prices it or they may obtain. Oak Hill Bio’s service providers, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading. Laws and regulations governing any international operations Oak Hill Bio may have in the future may preclude it from developing, manufacturing and selling certain product candidates outside of the United States and require it to develop and implement costly compliance programs. Oak Hill Bio is subject to stringent data protection, privacy, and security laws, regulations, standards and contractual obligations and actual or perceived failure to comply with such requirements could have a material adverse effect on Oak Hill Bio’s business, financial condition, results of operations or prospects. Oak Hill Bio’s use of new and evolving technologies, such as artificial intelligence, may present risks and challenges that can impact its business, including by posing cybersecurity and other risks to its confidential and/or proprietary information, including personal information, and as a result Oak Hill Bio may be exposed to reputational harm and liability. If any of Oak Hill Bio’s product candidates obtains regulatory approval and does not receive appropriate periods of non-patent exclusivity, competitors could enter the market with generic versions of such products more quickly than Oak Hill Bio expects, which may result in a material decline in sales of Oak Hill Bio’s products. Risks Related to Oak Hill Bio’s Commercialization Oak Hill Bio faces substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully than, Oak Hill Bio. Even if one or more of Oak Hill Bio’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. If the market opportunities for any product candidates Oak Hill Bio develops are smaller than Oak Hill Bio believes they are, Oak Hill Bio’s revenue may be adversely affected and its business may suffer. Because the target patient populations of Oak Hill Bio’s programs are small, and the addressable patient population even smaller, Oak Hill Bio must be able to successfully identify patients and capture a significant market share to achieve profitability and growth. The estimates of market opportunity and forecasts of market growth included in this investor presentation, if any, may prove to be inaccurate, and even if the markets in which Oak Hill Bio competes achieve the forecasted growth, Oak Hill Bio’s business may not grow at similar rates, or at all. The pricing and third-party payor coverage and reimbursement status of newly approved products are uncertain. Failure to obtain or maintain adequate coverage and reimbursement for Oak Hill Bio’s future product candidates, if approved, could limit Oak Hill Bio’s ability to market those products and decrease its ability to generate product revenue. If Oak Hill Bio is unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, Oak Hill Bio may not be successful in commercializing its product candidates if any are approved. Risks Related to Oak Hill Bio’s Intellectual Property If Oak Hill Bio is unable to obtain and maintain patent protection for its therapeutic programs and other proprietary technologies it develops, or if the scope of the patent protection obtained is not sufficiently broad, its competitors could develop and commercialize products and technology similar or identical to Oak Hill Bio’s, and its ability to successfully commercialize its therapeutic programs and other proprietary technologies it may develop may be adversely affected. Oak Hill Bio may not be able to protect its intellectual property and proprietary rights throughout the world. Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and Oak Hill Bio’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Risk Factors (4 of 7) Risks Related to Oak Hill Bio’s Intellectual Property (cont.) Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Oak Hill Bio’s ability to protect its products. Issued patents covering Oak Hill Bio’s therapeutic programs and other proprietary technologies it may develop could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad. Oak Hill Bio may be subject to claims challenging the inventorship of its patents and other intellectual property. If Oak Hill Bio is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed. Oak Hill Bio may be subject to claims that its service providers, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what it regards as its own intellectual property. Third-party claims of intellectual property infringement, misappropriation or other violations against Oak Hill Bio or its collaborators may prevent or delay the development and commercialization of its therapeutic programs and other proprietary technologies it may develop. Oak Hill Bio may become involved in lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful. If Oak Hill Bio’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its markets of interest and its business may be adversely affected. Intellectual property rights do not necessarily address all potential threats. Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit Oak Hill Bio’s exclusive rights and limit its ability to contract with non-U.S. manufacturers. Oak Hill Bio partially depends on intellectual property licensed from third parties, and its licensors may not always act in its best interest. If Oak Hill Bio fails to comply with its obligations under its intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, it could lose significant rights that are important to its business. Oak Hill Bio may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions (including in-licenses). Oak Hill Bio’s use of open source software could impose limitations on its ability to commercialize its product candidates. Risks Related to Oak Hill Bio’s Personnel Matters, Managing Growth and Other Operational Matters Oak Hill Bio’s future success depends on Oak Hill Bio’s ability to retain key executives and to attract, retain and motivate qualified personnel. Oak Hill Bio will need to expand its headcount over time to support its development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations. Oak Hill Bio’s international activities subject it to various risks, and its failure to manage these risks could adversely affect its results of operations. Oak Hill Bio faces risks associated with tariffs and other trade restrictions, which may have a material adverse impact on its results of operations and financial condition. Future acquisitions or strategic alliances could disrupt Oak Hill Bio’s business and harm its financial condition and results of operations. Oak Hill Bio’s internal information technology systems, or those of its vendors, collaborators or other contractors or consultants, may fail or suffer from cybersecurity incidents or breaches, loss or leakage of data and other disruptions or compromise, which could result in a material disruption of its product development programs, compromise sensitive information related to its business or prevent it from accessing critical information, or trigger contractual and legal obligations, potentially exposing Oak Hill Bio to liability or reputational harm or otherwise adversely affecting its business and financial results. Oak Hill Bio’s operations or those of the third parties upon whom it depends might be affected by the occurrence of a natural disaster, pandemic or other catastrophic event. Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect Oak Hill Bio’s current and projected business operations and its financial condition and results of operations. The effects of a future pandemic, epidemic or outbreak of an infectious or highly contagious disease may materially and adversely affect Oak Hill Bio’s business and financial results and could cause a disruption in the development of its product candidates.

Risk Factors (5 of 7) General Oak Hill Bio Risk Factors Changes in tax laws or regulations or in their implementation or interpretation may adversely affect Oak Hill Bio’s business and financial condition. Tax authorities may disagree with Oak Hill Bio’s positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits. Oak Hill Bio’s ability to utilize its net operating loss carryforwards and certain other tax attributes may be subject to limitations. Oak Hill Bio’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud. As a public company, Oak Hill Bio will be exposed to the risk of securities class action litigation. Oak Hill Bio may be exposed to significant foreign exchange risk. Risks Related to the Business Combination The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination may not be completed. Some of RAC III’s, Oak Hill Bio’s or the post-closing combined company’s officers and directors may have conflicts of interest that may influence them to approve the proposed Business Combination without regard to your interests. RAC III’s directors and officers may have interests in the proposed Business Combination different from the interests of RAC III, Oak Hill Bio, and/or the post-closing combined company. There can be no assurance that Oak Hill Bio and RAC III will be able to raise sufficient capital through the proposed financing transactions, including the PIPE Investment, the interim financing provided by the Sponsor to Oak Hill Bio in the form of a SAFE (the “RAC Interim Financing”) and any related backstop arrangements, to consummate the proposed Business Combination. The consummation of the proposed PIPE Investment is conditioned on the closing of the proposed Business Combination, and the closing of the proposed Business Combination will be subject to a number of closing conditions, some of which will be outside of Oak Hill Bio and RAC III’s control, including approval by the shareholders of RAC III. The RAC Interim Financing is conditioned on and integral to the consummation of the proposed Business Combination, and any failure to complete, or delay in completing, the proposed Business Combination could adversely affect the terms on which the RAC Interim Financing converts and result in dilution to holders of securities of the post-closing combined company. If the proposed Business Combination is not consummated, the SAFE issued in the RAC Interim Financing may convert into equity of Oak Hill Bio pursuant to its terms, which could delay or otherwise deter any alternative transaction relating to Oak Hill Bio. There can be no assurance that the RAC Interim Financing will remain available on its current terms or that its existence will not create additional risks to or otherwise delay of the closing of the proposed Business Combination. A portion of the total outstanding shares of the post-closing combined company is expected to be restricted from immediate resale but may be sold into the market in the near future. Sales of a substantial number of shares of the post-closing combined company’s common stock in the public market by existing shareholders could cause the post-closing combined company’s share price to decline, even if Oak Hill Bio’s business is doing well. RAC III’s shareholders will experience immediate dilution due to (i) the issuance of securities to existing Oak Hill Bio security holders and investors in the proposed PIPE Investment in connection with the proposed Business Combination, and (ii) additional sources of dilution upon exercise or conversion of securities that will be issued in connection with or following the proposed Business Combination (for instance, any securities issued in connection with the post-closing combined company equity plan or employee share purchase plan), in each case potentially entitling recipients of such securities to a significant voting stake in the post-closing combined company. If RAC III does not consummate an initial business combination within the combination period (24 months from the closing of the Initial Public Offering, currently May 21, 2028, the “Combination Period”), as may be extended at the option of Research Alliance Holdings III, LLC (the “Sponsor”), its public shareholders may receive only their pro rata portion of the funds in RAC III’s trust account that are available for distribution to its public shareholders. There are no assurances that RAC III will be able to complete the proposed Business Combination prior to the expiration of the Combination Period. Oak Hill Bio’s or the post-closing combined company’s stockholders cannot be certain of the value of the merger consideration they will receive until the closing of the proposed Business Combination. Because there are no current plans to pay cash dividends on the common stock of the post-closing combined company for the foreseeable future, you may not receive any return on investment unless you sell your RAC III Class A ordinary shares (Nasdaq: RACC) or the common stock of the post-closing combined company at a price greater than what you paid for it. RAC III, Oak Hill Bio and the post-closing combined company expect to incur substantial transaction fees and costs in connection with the proposed Business Combination and the integration of their businesses. The costs related to the proposed Business Combination could be significantly higher than currently anticipated. RAC III’s, Oak Hill Bio’s or the post-closing combined company’s business and operations could be negatively affected, or the proposed Business Combination may be delayed or prevented from being completed, if they become subject to any securities litigation or shareholder activism.

Risk Factors (6 of 7) Risks Related to the Business Combination (cont.) In connection with the proposed Business Combination, the Sponsor (Research Alliance Holdings III, LLC) and RAC III’s directors, executive officers, advisors and their respective affiliates may elect to purchase Class A ordinary shares of RAC III from public shareholders, which may reduce the public “float” of RAC III’s Class A ordinary shares. The Nasdaq Stock Market LLC may delist RAC III’s Class A ordinary shares (Nasdaq: RACC) from its exchange prior to the closing of the Business Combination or Nasdaq may not list the post-closing combined company’s securities on its exchange, including the shares issued in connection with the proposed PIPE Investment, which could limit investors’ ability to make transactions in the post-closing combined company’s securities and subject the post-closing combined company to additional trading restrictions. The securities issued in the proposed PIPE Investment will not initially be registered with the SEC, and prior to such registration cannot be transferred or resold except in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws. There can be no assurance that the post-closing combined company will be able to comply with Nasdaq’s continued listing standards. Following the closing of the proposed Business Combination, an active trading market for the common stock of the post-closing combined company may not be available on a consistent basis to provide stockholders with adequate liquidity. The share price may be extremely volatile and shareholders could lose a significant part of their investment. If, following the proposed Business Combination, securities or industry analysts do not publish or cease publishing reports about the post-closing combined company, its business, or its market, or if they change their recommendations regarding the post-closing combined company’s securities adversely, the price and trading volume of the securities of the post-closing combined company could decline. The benefits of the proposed Business Combination may not be realized to the extent currently anticipated by RAC III, Oak Hill Bio and the post-closing combined company, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the post-closing combined company to grow and manage growth profitably, maintain relationships with collaborators and suppliers and retain its management and key employees. If the proposed Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of RAC III’s or the post-closing combined company’s securities may decline. The proposed Business Combination will result in changes to the composition of the board of directors of Oak Hill Bio and the composition of the board of directors of the post-closing combined company, which may affect the strategy of the post-closing combined company. The ability of RAC III, Oak Hill Bio and the post-closing combined company to successfully effect the proposed Business Combination and to be successful thereafter will be dependent upon the efforts of certain key personnel, including Oak Hill Bio’s key personnel. The loss of key personnel could negatively impact the operations and profitability of the post-closing combined company and its financial condition could suffer as a result. The post-closing combined company does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act RAC III is currently an “emerging growth company” within the meaning of the Securities Act, and if the post-closing combined company takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make the securities of the post-closing combined company less attractive to investors and may make it more difficult to compare the post-closing combined company’s performance with other public companies. The requirements of being a public company may strain the post-closing combined company’s resources, incur increased costs and distract its management, which could make it difficult to manage its business, particularly after the post-closing combined company is no longer an emerging growth company. Subsequent to the completion of the proposed Business Combination, the post-closing combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment. As a private company, Oak Hill Bio has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. As such, material weaknesses may be identified in Oak Hill Bio’s or the post-closing combined company’s internal control over financial reporting that could lead to errors in the post-closing combined company’s financial reporting, which could adversely affect the post-closing combined company’s business and the market price of its securities. If the post-closing combined company fails to maintain an effective system of disclosure controls and internal controls over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. If the post-closing combined company’s estimates or judgments relating to its critical accounting standards prove to be incorrect, or such standards change over time, its results of operations could be adversely affected. Because the post-closing combined company will become a publicly traded company by virtue of mergers in connection with the proposed Business Combination as opposed to an underwritten initial public offering, there are no underwriters involved in the process, which could result in less diligence being conducted on Oak Hill Bio or the post-closing combined company than in an underwritten initial public offering.

Risk Factors (7 of 7) Risks Related to the Business Combination (cont.) RAC III’s public shareholders can redeem some or all of the funds held in RAC III’s trust account, and significant redemptions could materially impact the post-closing combined company’s cash position and runway. The ability of RAC III’s public shareholders to exercise redemption rights with respect to a large number of RAC III’s public shares may not allow the post-closing combined company to complete the most desirable business combination, fully fund Oak Hill Bio’s business plan, or changes thereto, or optimize the capital structure of the post-closing combined company. Past performance by RAC III’s management team or their affiliates, including RA Capital Management, Therapeutics Acquisition Corp. d/b/a Research Alliance Corp. I, Research Alliance Corp. II or their respective business combination targets, may not be indicative of future performance of an investment in RAC III or the post-closing combined company. The post-closing combined company’s governing documents may include provisions that may discourage takeover attempts. Oak Hill Bio’s operating and financial results, which were presented to the RAC III board of directors, may not prove accurate. Activities taken by existing RAC III shareholders to increase the likelihood of approval of the proposed Business Combination proposal and the other proposals to be described in the proxy statement/prospectus that will be filed in connection with the proposed Business Combination could have a depressive effect on RAC III’s share price. Upon executing a definitive agreement with respect to the proposed Business Combination by and among Oak Hill Bio, RAC III and the post-closing combined company, RAC III may be prohibited from entering into certain transactions that might otherwise be beneficial to it or its shareholders. The proposed Business Combination may be completed even though material adverse effects may result from the announcement of the proposed Business Combination, industry-wide changes, and other causes. Delays in completing the proposed Business Combination may substantially reduce the expected benefits of the proposed Business Combination. Oak Hill Bio has, and the post-closing combined company will have, broad discretion in the use of cash on hand and may not use it effectively.

Thank You Oak Hill Bio